October 22, 2019

Ferdinand Groenewald
Chief Financial Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson TX 76028

       Re: Muscle Maker, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed August 21, 2019
           File No. 000-55918

Dear Mr. Groenewald:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures
(b) Management's Annual Report on Internal Control Over Financial Reporting, page 56

1. Please amend your filing to include management's assessment of the effectiveness of your internal control over financial reporting and identify the framework used by management to evaluate the effectiveness. Refer to Item 308(a)(2) and (3) of Regulation S-K for
       guidance. Additionally, please note the requirement for appropriate certifications to accompany any amended filing that is made.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ferdinand Groenewald
Muscle Maker, Inc.
October 22, 2019
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameFerdinand Groenewald                  Sincerely,
Comapany NameMuscle Maker, Inc.
                                                        Division of Corporation
Finance
October 22, 2019 Page 2                                 Office of Trade &
Services
FirstName LastName